SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of operations for the nine months ended December 31, 2012 (Wednesday, February 6, 2013)
2.	Notice of the forecast of year-end dividend for the year ending March 31, 2013 (Wednesday, February 6, 2013)
3.	Notice of changes of management (Wednesday, February 6, 2013)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone	: +81-6-6648-2645
Facsimile	: +81-6-6648-2632

FOR IMMEDIATE RELEASE (WEDNESDAY, FEBRUARY 6, 2013)

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED

DECEMBER 31, 2012 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, February 6, 2013 — Kubota Corporation reported its consolidated results for the nine months ended December 31, 2012 today.

Consolidated Financial Highlights

1. Consolidated results of operations for the nine months ended December 31, 2012

(1) Results of operations	(In millions of yen except per common share amounts)
	Nine months ended Dec. 31, 2012	Change [%]	Nine months ended Dec. 31, 2011	Change [%]
Revenues	¥826,393	13.1	¥730,562	7.4
Operating income	¥78,157	1.7	¥76,831	11.4
Income before income taxes and equity in net income of affiliated companies	¥82,696	14.9	¥71,984	(0.3)
Net income attributable to Kubota Corporation	¥49,656	16.0	¥42,798	(2.9)
Net income attributable to Kubota Corporation per common share
Basic	¥39.54		¥33.84
Diluted	—		—

Notes :

1.	Change[%] represents percentage change from the corresponding period in the prior year.
2.	Comprehensive income for the nine months ended December 31, 2012 and 2011 were ¥59,959 million [152.7%] and ¥23,730 million [(14.4%)], respectively.

(2) Financial position	(In millions of yen)
	Dec. 31, 2012	Mar. 31, 2012
Total assets	¥1,577,443	¥1,487,669
Equity	¥741,799	¥707,214
Kubota Corporation shareholders’ equity	¥687,873	¥653,283
Ratio of Kubota Corporation shareholders’ equity to total assets	43.6%	43.9%

2. Cash dividends

	(In yen)
	Cash dividends per common share
	Interim	Year end	Total
Year ended March 31, 2012	¥7.00	¥8.00	¥15.00
Year ending March 31, 2013	¥8.00	¥9.00	¥17.00
	(paid)	(forecast)

Kubota Corporation

and Subsidiaries

3. Anticipated results of operations for the year ending March 31, 2013

	(In millions of yen except per common share amounts)
	Year ending Mar. 31, 2013	Change [%]
Revenues	¥1,160,000	15.1
Operating income	¥107,000	1.2
Income before income taxes and equity in net income of affiliated companies	¥110,000	9.0
Net income attributable to Kubota Corporation	¥68,000	10.5
Net income attributable to Kubota Corporation per common share	¥54.14

Note :

Change[%] represents percentage change from the corresponding period in the prior year.

4. Other information

(1)	Changes in material subsidiaries: No

(2)	Adoption of simplified accounting procedures or specific accounting procedures for quarterly consolidated financial statements: Yes

Please refer to “2. Other information” on page 6.

(3)	Accounting changes for consolidated financial statements

a)    Changes due to the revision of accounting standards: No

b)    Changes in matters other than a) above: No

(4)	Number of shares outstanding including treasury stock as of December 31, 2012	:	1,285,919,180
	Number of shares outstanding including treasury stock as of March 31, 2012	:	1,285,919,180
	Number of treasury stock as of December 31, 2012	:	29,993,291
	Number of treasury stock as of March 31, 2012	:	29,935,508
	Weighted average number of shares outstanding during the nine months ended December 31, 2012	:	1,255,954,268
	Weighted average number of shares outstanding during the nine months ended December 31, 2011	:	1,264,696,208

(*Information on status of the quarterly review by the independent auditor)

This release is not reviewed or audited in accordance with Financial Instruments and Exchange Law of Japan by the independent auditor because this release is not subject to the quarterly review.

As of the date of this release, the Company’s consolidated financial statements for the nine months ended December 31, 2012 are under procedure of the quarterly review.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

Kubota Corporation

and Subsidiaries

1. Review of operations and financial condition

(1) Summary of the results of operations for the nine months under review

For the nine months ended December 31, 2012, revenues of Kubota Corporation and subsidiaries (hereinafter, the “Company”) increased by ¥95.8 billion [13.1%], to ¥826.4 billion, from the corresponding period in the prior year.

Domestic revenues rose by ¥30.1 billion [8.5%], to ¥381.9 billion. All reporting segments, which are Farm & Industrial Machinery, Water & Environment, and Other, recorded increases in domestic revenues.

Overseas revenues expanded also in all reporting segments and increased by ¥65.8 billion [17.4%], to ¥444.5 billion.

Operating income increased by ¥1.3 billion [1.7%], to ¥78.2 billion, from the corresponding period in the prior year. The effect of increased revenues exceeded the negative impact of yen appreciation and higher pension costs. Income before income taxes and equity in net income of affiliated companies increased by ¥10.7 billion [14.9%], to ¥82.7 billion, due to the considerable improvement in the foreign exchange gain (loss)-net account. Income taxes were ¥30.2 billion and net income rose by ¥7.6 billion [16.4%], to ¥54.3 billion. Net income attributable to Kubota Corporation increased by ¥6.9 billion [16.0%], to ¥49.7 billion, from the corresponding period in the prior year.

Revenues from external customers and operating income by each reporting segment were as follows.

1) Farm & Industrial Machinery

Farm & Industrial Machinery comprises farm equipment, engines, and construction machinery.

Revenues in this segment increased by 15.3%, to ¥618.9 billion, from the corresponding period in the prior year and accounted for 74.9 % of consolidated revenues.

Domestic revenues grew by 12.0%, to ¥198.9 billion. Sales of farm equipment increased due to higher rice prices, the government’s subsidies for farmers, and rebound of sales in the Tohoku area from stagnation in the prior year. Sales of construction machinery and engines also rose substantially due to the demand for reconstruction work following the Great East Japan Earthquake.

Overseas revenues increased by 17.0%, to ¥420.0 billion. In North America, sales of tractors rose because of favorable demand trends. Sales of construction machinery increased substantially due to the growth in replacement demand from rental companies, and sales of engines also expanded steadily. Revenues in Europe increased significantly due to the effect of the tractor implement business acquisition in the prior fiscal year, while sales of tractors and construction machinery decreased and sales of engines were at almost the same level as in the corresponding period in the prior year due to the letup in demand resulting from the economic downturn and the negative impact of yen appreciation. Revenues in Asia outside Japan increased. Sales of construction machinery decreased due to a significant decline in demand in China, and sales of engines decreased owing to the reduction in output caused by the aftermath of the Thailand Floods. However, increases in revenues exceeded these declines due to the strong sales of tractors in Thailand and other countries and higher sales of combine harvesters and rice transplanters.

Operating income in Farm & Industrial Machinery was ¥78.7 billion, the same level as in the corresponding period in the prior year, as the increase in revenue offset the negative impact of yen appreciation and an increase in costs due to the business expansion.

2) Water & Environment

Water & Environment comprises pipe-related products (ductile iron pipes, plastic pipes, valves, pumps, and other products), environment-related products (environmental control plants and other products) and social infrastructure-related products (industrial castings, spiral welded steel pipes, vending machines, electronic weighing equipment & systems, air-conditioning equipment, and other products).

Kubota Corporation

and Subsidiaries

Revenues in this segment increased by 6.0%, to ¥184.3 billion, from the corresponding period in the prior year and accounted for 22.3 % of consolidated revenues.

Domestic revenues grew by 4.6%, to ¥161.5 billion. Revenues in pipe-related products slightly increased as sales of ductile iron pipes and plastic pipes rose, while sales of pumps and valves decreased. Revenues in environment-related products posted a major gain, owing to higher sales of water and sewage treatment equipment and plants. Revenues in social infrastructure-related products were at the same level as in the corresponding period of the prior year.

Overseas revenues rose by 17.8%, to ¥22.8 billion. Revenues in environment-related products decreased. However, revenues in pipe-related products increased substantially due to sales growth of ductile iron pipes, and revenues in social infrastructure-related products also increased due to the higher sales of industrial castings.

Operating income in Water & Environment rose by 39.6%, to ¥13.0 billion, mainly due to the increase in revenues.

3) Other

Other comprises construction, services, and other businesses.

Revenues in this segment increased by 15.4%, to ¥23.2 billion from the corresponding period in the prior year and accounted for 2.8 % of consolidated revenues. Construction, services and other businesses all reported sales growth.

Operating income in Other decreased by 18.3%, to ¥1.3 billion.

* The Company realigned its organization on April 1, 2012. Following this realignment, the segments that had previously been classified as “Farm & Industrial Machinery”, “Water & Environment Systems”, “Social Infrastructure”, and “Other” were reclassified into “Farm & Industrial Machinery”, “Water & Environment”, and “Other”.

(2) Financial condition

1) Assets, liabilities, and equity

Total assets at the end of December 2012 amounted to ¥1,577.4 billion, an increase of ¥89.8 billion from the end of March 2012. Among assets, notes and accounts receivable, inventories and short- and long-term finance receivables rose due to the increased revenues.

Among liabilities, notes and accounts payable increased. Additionally, short-term borrowings and long-term debt increased owing to the expansion of the Company’s sales finance business. Net assets increased because of the accumulation of retained earnings and a favorable change in accumulated other comprehensive loss. The shareholders’ equity ratio was 43.6%, 0.3 percentage points lower than at the prior fiscal year-end.

2) Cash flows

Net cash provided by operating activities during the nine months under review was ¥23.2 billion, a decrease of ¥35.6 billion in cash inflow from the corresponding period in the prior year. This decrease was mainly due to the changes in working capital, such as inventories and trade notes and accounts payable, and a decrease in income taxes payable, while net income increased.

Net cash used in investing activities was ¥41.8 billion, a decrease of ¥4.5 billion in cash outflow from the corresponding period in the prior year. This decrease was mainly due to the shrinkage of incremental amount in finance receivables and a decrease in short-term loan receivables from affiliated companies, which were partially offset by an increase in cash outflow for purchases of fixed assets.

Kubota Corporation

and Subsidiaries

Net cash provided by financing activities was ¥17.5 billion, an increase of ¥30.6 billion in cash inflow from the corresponding period in the prior year. This increase was mainly due to an increase in cash inflow from fund procurement and a decrease in cash outflow for the purchase of treasury stock.

As a result, after taking account of the effects of fluctuations in exchange rates, cash and cash equivalents at the end of December 2012 were ¥98.9 billion, a decrease of ¥1.7 billion from the beginning of the period.

(3) Prospects for the year ending March 31, 2013

The Company revised its forecasts of revenues for the year ending March 31, 2013, upward to ¥1,160.0 billion, an increase of ¥10.0 billion from the previous forecast on May 10, 2012, since revenues in Farm & Industrial Machinery are now expected to increase from the previous forecast.

Operating income was also revised to ¥107.0 billion, an increase of ¥2.0 billion from the previous forecast, in view of the steady results achieved in the period under review and the recent foreign exchange rate. Income before income taxes and equity in net income of affiliated companies and net income attributable to Kubota Corporation were also revised to ¥110.0 billion, an increase of ¥5.0 billion, and ¥68.0 billion, an increase of ¥3.0 billion, respectively, compared with the previous forecast.

These forecasts are based on the assumption of exchange rates of ¥80=US$1 and ¥103=€1.

	(In millions of yen)
	Previous Forecasts on May 10, 2012	Revised Forecasts	Change		Prior year (Year ended March 31, 2012)
Revenues	1,150,000	1,160,000	10,000	0.9%	1,008,019
Operating income	105,000	107,000	2,000	1.9%	105,680
Income before income taxes and equity in net income of affiliated companies	105,000	110,000	5,000	4.8%	100,938
Net income attributable to Kubota Corporation	65,000	68,000	3,000	4.6%	61,552

2. Other information

(1) Changes in material subsidiaries

None

(2) Adoption of simplified accounting procedures or specific accounting procedures for quarterly consolidated financial statements

The provision for income taxes is computed by multiplying quarterly income before income taxes and equity in net income of affiliated companies by estimated annual effective tax rate.

(3) Accounting changes for consolidated financial statements

None

Kubota Corporation

and Subsidiaries

3. Consolidated financial statements

(1) Consolidated balance sheets

Assets	(In millions of yen)
	Dec. 31, 2012		Mar. 31, 2012		Change	Dec. 31, 2011
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	98,865		100,559		(1,694)	103,267
Notes and accounts receivable	397,118		390,760		6,358	356,171
Short-term finance receivables-net	116,061		108,160		7,901	103,112
Inventories	248,644		202,070		46,574	203,359
Other current assets	67,131		64,463		2,668	61,933

Total current assets	927,819	58.8	866,012	58.2	61,807	827,842	59.6

Investments and long-term finance receivables	341,559	21.7	323,948	21.8	17,611	305,412	22.0

Property, plant, and equipment	235,463	14.9	225,067	15.1	10,396	208,506	15.0

Other assets	72,602	4.6	72,642	4.9	(40)	48,062	3.4

Total	1,577,443	100.0	1,487,669	100.0	89,774	1,389,822	100.0

Liabilities and Equity	(In millions of yen)
	Dec. 31, 2012		Mar. 31, 2012		Change	Dec. 31, 2011
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	108,929		69,623		39,306	75,759
Notes and accounts payable	235,561		215,977		19,584	211,847
Other current liabilities	134,828		143,173		(8,345)	111,893
Current portion of long-term debt	94,806		107,210		(12,404)	64,879

Total current liabilities	574,124	36.4	535,983	36.0	38,141	464,378	33.4

Long-term liabilities:
Long-term debt	201,457		184,402		17,055	209,986
Accrued retirement and pension costs	35,378		41,882		(6,504)	28,781
Other long-term liabilities	24,685		18,188		6,497	10,213

Total long-term liabilities	261,520	16.6	244,472	16.4	17,048	248,980	17.9

Equity:
Kubota Corporation shareholders’ equity:
Common stock	84,070		84,070		—	84,070
Capital surplus	89,361		88,834		527	88,462
Legal reserve	19,539		19,539		—	19,539
Retained earnings	590,264		560,710		29,554	541,956
Accumulated other comprehensive loss	(76,003)		(80,542)		4,539	(85,616)
Treasury stock	(19,358)		(19,328)		(30)	(19,350)

Total Kubota Corporation shareholders’ equity	687,873	43.6	653,283	43.9	34,590	629,061	45.3
Noncontrolling interests	53,926	3.4	53,931	3.7	(5)	47,403	3.4

Total equity	741,799	47.0	707,214	47.6	34,585	676,464	48.7

Total	1,577,443	100.0	1,487,669	100.0	89,774	1,389,822	100.0

Kubota Corporation

and Subsidiaries

(2) Consolidated statements of income

	(In millions of yen)
	Nine months ended Dec. 31, 2012		Nine months ended Dec. 31, 2011		Change		Year ended Mar. 31, 2012
	Amount	%	Amount	%	Amount	%	Amount	%
Revenues	826,393	100.0	730,562	100.0	95,831	13.1	1,008,019	100.0
Cost of revenues	599,886	72.6	531,309	72.7	68,577	12.9	735,836	73.0
Selling, general, and administrative expenses	147,690	17.8	121,050	16.6	26,640	22.0	170,252	16.9
Other operating expenses (income)	660	0.1	1,372	0.2	(712)	(51.9)	(3,749)	(0.4)

Operating income	78,157	9.5	76,831	10.5	1,326	1.7	105,680	10.5

Other income (expenses):
Interest and dividend income	3,186		3,201		(15)		3,760
Interest expense	(740)		(1,071)		331		(1,892)
Gain (loss) on sales of securities-net	126		(1)		127		105
Valuation loss on other investments	(336)		(1,491)		1,155		(2,570)
Foreign exchange gain (loss)-net	4,228		(8,802)		13,030		(7,609)
Other-net	(1,925)		3,317		(5,242)		3,464

Other income (expenses), net	4,539		(4,847)		9,386		(4,742)

Income before income taxes and equity in net income of affiliated companies	82,696	10.0	71,984	9.9	10,712	14.9	100,938	10.0

Income taxes	30,176		27,403		2,773		36,548

Equity in net income of affiliated companies	1,774		2,073		(299)		1,629

Net income	54,294	6.6	46,654	6.4	7,640	16.4	66,019	6.5

Less: Net income attributable to noncontrolling interests	4,638		3,856		782		4,467

Net income attributable to Kubota Corporation	49,656	6.0	42,798	5.9	6,858	16.0	61,552	6.1

Net income attributable to Kubota Corporation per common share
	(In yen)

Basic	39.54		33.84				48.75

Kubota Corporation

and Subsidiaries

(3) Consolidated statements of comprehensive income

	(In millions of yen)
	Nine months ended Dec. 31, 2012	Nine months ended Dec. 31, 2011	Change
Net income	54,294	46,654	7,640

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	948	(14,977)	15,925
Unrealized gains (losses) on securities	2,145	(8,447)	10,592
Unrealized gains on derivatives	172	551	(379)
Pension liability adjustments	2,400	(51)	2,451

Other comprehensive income (loss)	5,665	(22,924)	28,589

Comprehensive income	59,959	23,730	36,229
Less: Comprehensive income attributable to noncontrolling interests	5,594	1,123	4,471

Comprehensive income attributable to Kubota Corporation	54,365	22,607	31,758

Kubota Corporation

and Subsidiaries

(4) Consolidated statements of cash flows

	(In millions of yen)
	Nine months ended Dec. 31, 2012	Nine months ended Dec. 31, 2011	Change
Operating activities:
Net income	54,294	46,654
Depreciation and amortization	20,855	17,299
(Gain) loss on sales of securities-net	(126)	1
Valuation loss on other investments	336	1,491
Equity in net income of affiliated companies	(1,774)	(2,073)
Deferred income taxes	5,040	5,545
Increase in notes and accounts receivable	(4,997)	(9,073)
Increase in inventories	(48,931)	(35,827)
Increase in other current assets	(11,328)	(15,603)
Increase in trade notes and accounts payable	18,117	49,122
Increase (decrease) in income taxes payable	(8,060)	3,713
Increase in other current liabilities	17	1,362
Decrease in accrued retirement and pension costs	(2,707)	(6,537)
Other	2,497	2,796

Net cash provided by operating activities	23,233	58,870	(35,637)

Investing activities:
Purchases of fixed assets	(31,088)	(15,193)
Proceeds from sales of property, plant, and equipment	956	204
Increase in finance receivables	(124,086)	(135,759)
Collection of finance receivables	105,421	108,810
Net (increase) decrease in short-term loan receivables from affiliated companies	3,945	(2,990)
Net (increase) decrease in time deposits	2,172	(3)
Other	912	(1,316)

Net cash used in investing activities	(41,768)	(46,247)	4,479

Financing activities:
Proceeds from issuance of long-term debt	70,022	80,809
Repayments of long-term debt	(56,715)	(69,928)
Net increase in short-term borrowings	29,449	4,900
Cash dividends	(20,102)	(17,700)
Purchases of treasury stock	(30)	(10,010)
Purchases of noncontrolling interests	(5,028)	(861)
Other	(87)	(265)

Net cash provided by (used in) financing activities	17,509	(13,055)	30,564

Effect of exchange rate changes on cash and cash equivalents	(668)	(1,594)	926

Net decrease in cash and cash equivalents	(1,694)	(2,026)
Cash and cash equivalents, beginning of period	100,559	105,293

Cash and cash equivalents, end of period	98,865	103,267	(4,402)

(5) Notes to assumption for going concern

None

Kubota Corporation

and Subsidiaries

(6) Consolidated segment information

1) Reporting segments

Nine months ended Dec. 31, 2012	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment	Other	Adjustments	Consolidated
Revenues
External customers	618,888	184,281	23,224	—	826,393
Intersegment	44	3,480	13,155	(16,679)	—

Total	618,932	187,761	36,379	(16,679)	826,393

Operating income	78,722	13,040	1,254	(14,859)	78,157

Nine months ended Dec. 31, 2011	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment	Other	Adjustments	Consolidated
Revenues
External customers	536,637	173,804	20,121	—	730,562
Intersegment	41	2,515	14,129	(16,685)	—

Total	536,678	176,319	34,250	(16,685)	730,562

Operating income	79,150	9,338	1,534	(13,191)	76,831

Notes:

1. The amounts in “Adjustments” include the eliminations of intersegment transactions and the unallocated corporate expenses.

2. The aggregated amounts of operating income equal to those in the consolidated statements of income, and please refer to the consolidated statements of income for the reconciliation of operating income to income before income taxes and equity in net income of affiliated companies.

3. Intersegment revenues are recorded at arm’s length prices.

2) Geographic information

Information for revenues from external customers by destinations	(In millions of yen)
	Nine months ended Dec. 31, 2012	Nine months ended Dec. 31, 2011
Japan	381,916	351,865
North America	186,620	161,667
Europe	85,652	68,892
Asia Outside Japan	135,252	125,147
Other Areas	36,953	22,991

Total	826,393	730,562

Notes:

1. Revenues from North America include those from the United States of ¥160,114 million and ¥138,620 million for the nine months ended December 31, 2012 and 2011, respectively.

2. There is no single customer, revenues from whom exceed 10% of total consolidated revenues of the Company.

Kubota Corporation

and Subsidiaries

(7) Consolidated statements of changes in equity

	(In millions of yen)
	Shares of common stock outstanding (thousands)	Kubota Corporation shareholders’ equity						Non- controlling interests	Total equity
		Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive loss	Treasury stock
Balance at March 31, 2012	1,255,984	84,070	88,834	19,539	560,710	(80,542)	(19,328)	53,931	707,214

Net income					49,656			4,638	54,294
Other comprehensive income						4,709		956	5,665
Cash dividends paid to Kubota Corporation shareholders, ¥16 per common share					(20,102)				(20,102)
Cash dividends paid to noncontrolling interests								(397)	(397)
Purchases and sales of treasury stock	(58)						(30)		(30)
Increase in noncontrolling interests related to contribution								301	301
Changes in ownership interests in subsidiaries			527			(170)		(5,503)	(5,146)

Balance at December 31, 2012	1,255,926	84,070	89,361	19,539	590,264	(76,003)	(19,358)	53,926	741,799

(8) Subsequent events

Based on a resolution of the Board of Directors’ Meeting held on December 19, 2012, the Company issued its 12th and 13th Series Unsecured Straight Bonds in Japan as detailed below.

1.	12th Series Unsecured Straight Bonds
	(1)	Total amount of issue	:	¥20 billion
	(2)	Interest rate	:	0.299% per annum
	(3)	Issue price	:	¥100 per face value ¥100
	(4)	Term and method of redemption	:	The principal of the bonds shall be redeemed in a lump sum on January 31, 2018.
	(5)	Date of issuance	:	January 31, 2013
	(6)	Purpose of issuance	:	To redeem the corporate bonds and repay short-term debts

2.	13th Series Unsecured Straight Bonds
	(1)	Total amount of issue	:	¥20 billion
	(2)	Interest rate	:	0.510% per annum
	(3)	Issue price	:	¥100 per face value ¥100
	(4)	Term and method of redemption	:	The principal of the bonds shall be redeemed in a lump sum on January 31, 2020.
	(5)	Date of issuance	:	January 31, 2013
	(6)	Purpose of issuance	:	To redeem the corporate bonds and repay short-term debts

Kubota Corporation

and Subsidiaries

(9) Consolidated revenues by reporting segments

	(In millions of yen)
	Nine months ended Dec. 31, 2012		Nine months ended Dec. 31, 2011		Change		Year ended Mar. 31, 2012
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	538,203	65.1	461,772	63.2	76,431	16.6	619,989	61.5
Domestic	174,076		157,139		16,937	10.8	208,353
Overseas	364,127		304,633		59,494	19.5	411,636
Construction Machinery	80,685	9.8	74,865	10.3	5,820	7.8	93,954	9.3
Domestic	24,820		20,389		4,431	21.7	27,083
Overseas	55,865		54,476		1,389	2.5	66,871
Farm & Industrial Machinery	618,888	74.9	536,637	73.5	82,251	15.3	713,943	70.8
Domestic	198,896	24.1	177,528	24.3	21,368	12.0	235,436	23.3
Overseas	419,992	50.8	359,109	49.2	60,883	17.0	478,507	47.5
Pipe-Related Products	100,285	12.1	97,696	13.4	2,589	2.7	142,466	14.1
Domestic	92,823		92,274		549	0.6	131,706
Overseas	7,462		5,422		2,040	37.6	10,760
Environment-Related Products	35,253	4.3	29,095	4.0	6,158	21.2	56,045	5.6
Domestic	33,586		26,960		6,626	24.6	52,907
Overseas	1,667		2,135		(468)	(21.9)	3,138
Social Infrastructure-Related Products	48,743	5.9	47,013	6.4	1,730	3.7	64,775	6.4
Domestic	35,048		35,187		(139)	(0.4)	48,065
Overseas	13,695		11,826		1,869	15.8	16,710
Water & Environment	184,281	22.3	173,804	23.8	10,477	6.0	263,286	26.1
Domestic	161,457	19.5	154,421	21.1	7,036	4.6	232,678	23.1
Overseas	22,824	2.8	19,383	2.7	3,441	17.8	30,608	3.0
Other	23,224	2.8	20,121	2.7	3,103	15.4	30,790	3.1
Domestic	21,563	2.6	19,916	2.7	1,647	8.3	30,570	3.1
Overseas	1,661	0.2	205	0.0	1,456	710.2	220	0.0
Total	826,393	100.0	730,562	100.0	95,831	13.1	1,008,019	100.0
Domestic	381,916	46.2	351,865	48.1	30,051	8.5	498,684	49.5
Overseas	444,477	53.8	378,697	51.9	65,780	17.4	509,335	50.5

Kubota Corporation

and Subsidiaries

(10) Anticipated consolidated revenues by reporting segments

	(In billions of yen)
	Year ending Mar. 31, 2013		Year ended Mar. 31, 2012		Change
	Amount	%	Amount	%	Amount	%
Domestic	257.0		235.4		21.6	9.2
Overseas	581.0		478.5		102.5	21.4
Farm & Industrial Machinery	838.0	72.3	713.9	70.8	124.1	17.4
Domestic	250.0		232.7		17.3	7.4
Overseas	37.0		30.6		6.4	20.9
Water & Environment	287.0	24.7	263.3	26.1	23.7	9.0
Domestic	32.0		30.6		1.4	4.6
Overseas	3.0		0.2		2.8	1,400.0
Other	35.0	3.0	30.8	3.1	4.2	13.6
Total	1,160.0	100.0	1,008.0	100.0	152.0	15.1

Domestic	539.0	46.5	498.7	49.5	40.3	8.1
Overseas	621.0	53.5	509.3	50.5	111.7	21.9

Kubota Corporation

and Subsidiaries

4. The results of operations for the three months ended December 31, 2012

(1) Consolidated statements of income

	(In millions of yen)
	Three months ended Dec. 31, 2012		Three months ended Dec. 31, 2011		Change
	Amount	%	Amount	%	Amount	%
Revenues	279,920	100.0	248,849	100.0	31,071	12.5
Cost of revenues	202,150	72.2	180,201	72.4	21,949	12.2
Selling, general, and administrative expenses	53,194	19.0	40,823	16.4	12,371	30.3
Other operating expenses	54	0.0	243	0.1	(189)	(77.8)

Operating income	24,522	8.8	27,582	11.1	(3,060)	(11.1)

Other income (expenses):
Interest and dividend income	1,419		1,229		190
Interest expense	(223)		(300)		77
Loss on sales of securities-net	(2)		(1)		(1)
Valuation loss on other investments	(46)		(87)		41
Foreign exchange gain (loss)-net	5,854		(2,267)		8,121
Other-net	(805)		1,461		(2,266)

Other income (expenses), net	6,197		35		6,162

Income before income taxes and equity in net income of affiliated companies	30,719	11.0	27,617	11.1	3,102	11.2

Income taxes	11,174		10,754		420

Equity in net income of affiliated companies	725		893		(168)

Net income	20,270	7.2	17,756	7.1	2,514	14.2

Less: Net income attributable to noncontrolling interests	1,246		1,296		(50)

Net income attributable to Kubota Corporation	19,024	6.8	16,460	6.6	2,564	15.6

Net income attributable to Kubota Corporation per common share

	(In yen)

Basic	15.15		13.11

Kubota Corporation

and Subsidiaries

(2) Consolidated segment information

a) Reporting segments

Three months ended Dec. 31, 2012	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment	Other	Adjustments	Consolidated
Revenues
External customers	199,413	72,488	8,019	—	279,920
Intersegment	14	1,049	4,276	(5,339)	—

Total	199,427	73,537	12,295	(5,339)	279,920

Operating income	21,412	7,369	606	(4,865)	24,522

Three months ended Dec. 31, 2011	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment	Other	Adjustments	Consolidated
Revenues
External customers	174,977	66,943	6,929	—	248,849
Intersegment	15	887	5,144	(6,046)	—

Total	174,992	67,830	12,073	(6,046)	248,849

Operating income	26,692	4,761	700	(4,571)	27,582

Notes:

1. The amounts in “Adjustments” include the eliminations of intersegment transactions and the unallocated corporate expenses.

2. The aggregated amounts of operating income equal to those in the consolidated statements of income, and please refer to the consolidated statements of income for the reconciliation of operating income to income before income taxes and equity in net income of affiliated companies.

3. Intersegment revenues are recorded at arm’s length prices.

b) Geographic information

Information for revenues from external customers by destinations	(In millions of yen)
	Three months ended Dec. 31, 2012	Three months ended Dec. 31, 2011
Japan	135,720	122,581
North America	65,721	59,609
Europe	23,584	20,733
Asia Outside Japan	36,727	38,445
Other Areas	18,168	7,481

Total	279,920	248,849

Notes:

1. Revenues from North America include those from the United States of ¥58,238 million and ¥51,113 million for the three months ended December 31, 2012 and 2011, respectively.

2. There is no single customer, revenues from whom exceed 10% of total consolidated revenues of the Company.

Kubota Corporation

and Subsidiaries

(3) Consolidated revenues by reporting segments

	(In millions of yen)
	Three months ended Dec. 31, 2012		Three months ended Dec. 31, 2011		Change
	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	172,668	61.7	149,863	60.2	22,805	15.2
Domestic	53,034		46,832		6,202	13.2
Overseas	119,634		103,031		16,603	16.1
Construction Machinery	26,745	9.5	25,114	10.1	1,631	6.5
Domestic	10,657		9,012		1,645	18.3
Overseas	16,088		16,102		(14)	(0.1)
Farm & Industrial Machinery	199,413	71.2	174,977	70.3	24,436	14.0
Domestic	63,691	22.7	55,844	22.4	7,847	14.1
Overseas	135,722	48.5	119,133	47.9	16,589	13.9
Pipe-Related Products	41,367	14.8	39,648	15.9	1,719	4.3
Domestic	38,804		37,718		1,086	2.9
Overseas	2,563		1,930		633	32.8
Environment-Related Products	15,357	5.5	10,885	4.4	4,472	41.1
Domestic	14,527		10,020		4,507	45.0
Overseas	830		865		(35)	(4.0)
Social Infrastructure-Related Products	15,764	5.6	16,410	6.6	(646)	(3.9)
Domestic	11,590		12,088		(498)	(4.1)
Overseas	4,174		4,322		(148)	(3.4)
Water & Environment	72,488	25.9	66,943	26.9	5,545	8.3
Domestic	64,921	23.2	59,826	24.0	5,095	8.5
Overseas	7,567	2.7	7,117	2.9	450	6.3
Other	8,019	2.9	6,929	2.8	1,090	15.7
Domestic	7,108	2.6	6,911	2.8	197	2.9
Overseas	911	0.3	18	0.0	893	4,961.1
Total	279,920	100.0	248,849	100.0	31,071	12.5
Domestic	135,720	48.5	122,581	49.2	13,139	10.7
Overseas	144,200	51.5	126,268	50.8	17,932	14.2

February 6, 2013

To whom it may concern

Kubota Corporation
2-47, Shikitsu-higashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Contact: IR Group
Global Management Promotion Dept.
Planning & Control Headquarters
Phone: +81-6-6648-2645

Notice of the forecast of year-end dividend for the year ending March 31, 2013

Please be advised that Kubota Corporation (hereinafter “the Company”) forecasts the year-end dividend per common share for the year ending March 31, 2013 as follows:

	(per common share)
	Interim dividend	Year-end dividend	Annual dividend
This fiscal year ending March 31, 2013	¥8	¥9	¥17
	(paid)	(forecast)
Comparable previous year ended March 31, 2012	¥7	¥8	¥15

The Company believes returning profit to shareholders is its important mission and executes it through providing stable, sustainable cash dividends, and repurchase and retirement of its own shares.

Considering these policies of returning profit to shareholders and the Company’s current business performance, the Company intends to increase the year-end dividend per common share by ¥1 to ¥9 from previous year.

Accordingly, the annual dividends per common share for the year ending March 31, 2013 will increase ¥2 to ¥17, including the interim dividend of ¥8.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

February 6, 2013

To whom it may concern

Kubota Corporation
2-47, Shikitsu-higashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Contact: IR Group
Finance & Accounting Department
Phone: +81-6-6648-2645

Notice of changes of management

Please be advised that the Board of Directors of Kubota Corporation (“the Company”) resolved at the Board of Directors’ Meeting held on February 6, 2013 to change Executive Officers on April 1, 2013 as follows.

1) Candidates for new Executive Officers <Date of assuming office: April 1, 2013>

Name	Current responsibility
Kazuhiro Kimura	General Manager of Electronic Equipped Machinery Planning and Sales Promotion Dept.
Dai Watanabe	Engaging in operation of Kubota Europe S.A.S.
Haruyuki Yoshida	General Manager of Farm & Industrial Machinery Planning and Control Dept.

2) Retirement of Executive Officers (Expiration of the term of office) <Date of retirement: March 31, 2012>

Name	After retirement (Date of assuming office: April 1, 2013)
Takeshi Torigoe	Chairman of Kubota Systems Inc.
Katsuyuki Iwana	Advisor of the Company
Tetsu Fukui	Chairman of Kubota Construction Co., Ltd.
Masakazu Tanaka	Chairman of Kubota Farm & Industrial Machinery Service, Ltd.

3) Change of title of Executive Officers <Date of change: April 1, 2013>

Name	Current title	New title
Toshihiro Kubo	Director and Managing Executive Officer	Director and Senior Managing Executive Officer
Shinji Sasaki	Executive Officer	Managing Executive Officer
Yuichi Kitao	Executive Officer	Managing Executive Officer

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: February 6, 2013	By:	/s/ Yoshiyuki Fujita
	Name:	Yoshiyuki Fujita
	Title:	Executive Officer
General Manager of
Global Management Promotion Department